SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

Jabil Circuit, Inc.

____________________

(Name of Issuer)

Common Stock

________________________

(Title of Class of Securities)

466313-10-3

____________________________

(CUSIP Number)

December 31, 2009

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

CUSIP NO.  466313-10-3                                                        Page 2 of 5
NAME OF REPORTING PERSON Audrey M. Petersen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,786,928
	6	SHARED VOTING POWER 11,542,902
	7	SOLE DISPOSITIVE POWER 1,786,928
	8	SHARED DISPOSITIVE POWER 11,542,902
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,329,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.  466313-10-3                                                                Page 3 of 5

Item 1.    (a)           Name of Issuer:     Jabil Circuit, Inc.

Item 1.    (b)           Address of Issuer's Principal Executive Offices:

                                                            10560 Dr. Martin Luther King, Jr. Street North

                                                            St. Petersburg, Florida  33716

Item 2.    (a)           Name of Person Filing:      Audrey M. Petersen ("Reporting Person")

Item 2.    (b)           Address of Principal Business Office or if None, Residence:

                                                            10560 Dr. Martin Luther King, Jr. Street North

                                                            St. Petersburg, Florida  33716

Item 2.    (c)           Citizenship: United States of America

Item 2.    (d)           Title of Class of Securities:    Common Stock

Item 2.    (e)           Cusip Number:    466313-10-3

Item 3.    Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):    N/A

Item 4.    Ownership

                (a)           Amount Beneficially Owned (describe):  13,329,830.

                (b)           Percent of Class:  6.1%.

                (c)           Number of shares as to which such person has:

See Items 5-8 on the cover page.

    The Reporting Person is a member of the management committee created under the William E. Morean Residual Trust and as such the Reporting Person is deemed to share beneficial ownership with William D. Morean (the other member of the management committee) of 11,542,902 shares held by such trust.

    The Reporting Person is the controlling shareholder and President of Morean-Petersen, Inc., the sole general partner of the Morean Limited Partnership, a North Carolina Limited Partnership. As a result of these facts, each of the Reporting Person, the Morean Limited Partnership, and Morean-Petersen, Inc. is deemed to be the beneficial owner of 1,784,418 shares held of record by the Morean Limited Partnership.  Based on the limited partnership agreement, the Reporting Person has sole voting power and sole dispositive power over 1,784,418 shares held of record by the Morean Limited Partnership.

CUSIP NO.  466313-10-3                                                                Page 4 of 5

    The Reporting Person is trustee of the Audrey Petersen Revocable Trust and as such is deemed to be the beneficial owner of 2,510 shares held by such trust, with sole voting and dispositive power over such shares.

Item 5.    Ownership of Five Percent or Less of a Class:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [  ] n/a

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

    The Reporting Person is a member of the management committee created under the William E. Morean Residual Trust and as such the Reporting Person shares with William D. Morean (the other member of the management committee) the power to direct the receipt of dividends from, or proceeds from the sale of, the 11,542,902 shares held of record by such trust.

    The Reporting Person is the controlling shareholder and President of Morean-Petersen, Inc., the sole general partner of the Morean Limited Partnership, a North Carolina Limited Partnership. As a result of these facts, each of the Reporting Person, the Morean Limited Partnership, and Morean-Petersen, Inc. may be deemed to have the power to direct the receipt of dividends from, or proceeds from the sale of, the 1,784,418 shares held of record by the Morean Limited Partnership.

     The Reporting Person is trustee of the Audrey Petersen Revocable Trust and as such the Reporting Person and the Audrey Petersen Revocable Trust may be deemed to have the power to direct the receipt of dividends from, or proceeds from the sale of, the 2,510 shares held of record by such trust.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:   N/A

Item 8.    Identification and Classification of Members of the Group:    N/A

Item 9.    Notice of Dissolution of Group:      N/A

CUSIP NO.  466313-10-3                                                                Page 5 of 5

Item. 10. Certification (see Rule 13d-1(b) and (c)):   N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  3    , 2010

                                                               /s/ Audrey M. Petersen

                                                              ____________________

                                                              Audrey M. Petersen